Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8675
email address
plucido@graubard.com

November 16, 2015

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ParkerVision, Inc.
Form 10-K for Fiscal Year ended December 31, 2014
Filed March 16, 2015
File No. 000-22904

Mr. Spirgel:

ParkerVision, Inc. (the “Company”) hereby responds as follows to the Staff’s comment letter of October 23, 2015, relating to the above-captioned Form 10-K. For the Staff’s convenience, each of the comments in the Staff’s letter is reproduced below in bold and italics, with the Company’s response set forth in regular font immediately thereafter.

1.	We note your statement that since 2005 your technologies have generated no royalty or product revenues. Please revise to provide additional background information to help investors understand the reasons for this absence of revenues, especially in the light of your large R&D expenditures. For example, provide a brief history of the company, highlighting, for example, when your principal products were first developed and marketed, and how the decision to file a patent claim against Qualcomm came about. Clarify the extent to which the company pursued other means of revenues during the pendency of that claim.

In future filings of our Form 10-K, we will expand Item 1, “Business,” of Part I, to include the following:

Prior to 2005, our business was primarily focused on our receiver, or d2d, technology. Our business plan included efforts to license the technology as well as the development and sale of retail wireless networking products that incorporated the d2d technology.

In 2005, we exited our retail business activities in order to better focus on our licensing efforts and on product and component development, manufacturing and sales. This strategy coincided with the introduction of a new family of wireless technologies, the transmit, or d2p, technology family. Our primary target market became the mobile handset industry and over the next several years we focused our marketing and sales efforts within this industry.

Securities and Exchange Commission
November 16, 2015

In 2007, we entered into a licensing and engineering services agreement with VIA Telecom, Inc. (“VIA”), under the terms of which VIA had the right to manufacture devices based on our technology and pay us a per unit royalty for the license. However, the license also provided us with the right to manufacture and sell such devices ourselves to third parties. Starting in 2009, because VIA had not manufactured any royalty-producing devices under this agreement, we began working with VIA on the joint development of reference platforms that incorporated our RF products and VIA’s baseband processors without the exchange of intellectual property rights. We also worked with VIA to co-develop a sample 3G mobile handset which verified our technology in a working implementation and tested our technology’s performance. The results of these efforts were utilized to market our product to VIA’s customers.  Starting in 2010, we modified our circuit layout and packaging to meet design requirements of specific VIA’s customers.  In 2013, we entered into a formal development agreement with VIA whereby we would compensate VIA for the resources required for their development and ongoing support and maintenance of the custom interfaces between our products for a specific customer.  Pursuant to the agreement, VIA completed the development of the custom interface for certain of its baseband processors. In 2014, we terminated our formal development agreement with VIA prior to VIA’s completion of the interface to its latest model baseband processor due to the uncertainty of the specific customer’s future use of the VIA baseband in its products.

We also continued to follow leads outside of our primary target market. As a result, in 2007, we entered into a license agreement with ITT Corporation (“ITT”) for our d2p technology. From 2008 to 2010, we provided ITT with a development/demonstration platform, supported ITT in marketing our technology to their customers and seeking funding for product development, and provided subcontract services to ITT under a government contract for a transceiver application for military products.  Ultimately, ITT did not manufacture any royalty-producing devices under this agreement.  Since 2011, we have not been actively engaged in product development or other activities with ITT.

Our lack of tenure in the mobile handset industry coupled with the unique nature of our technology resulted in lengthy and intense technology evaluation and due diligence efforts by potential customers. Furthermore, in order to utilize our technology in a mobile handset application, our RF chipsets must interface with the baseband processor that generates the data to be transmitted. Although our technology is capable of interfacing with any baseband processor, the development of the interface between the baseband processor and our chipset requires a cooperative effort with the baseband provider. Accordingly, our marketing efforts were dependent on the activities of third parties. In addition, we believe our technology has been broadly infringed by other participants in our primary market as discussed elsewhere in this annual report, reducing the competitive advantage of our technologies. We believe these factors hindered our sales efforts, particularly in our primary market.

Securities and Exchange Commission
November 16, 2015

In 2011, through analysis of conference papers and tear down reports, we concluded that Qualcomm’s ICs were infringing our d2d technology. Based on our belief that our d2p technology is widely-deployed in the mobile handset market as a result of infringement of our patents, we began to more vigorously pursue an intellectual property licensing strategy. In addition, we began to shift our primary target market for products, redirecting our product development efforts towards internally developed IC component products that targeted less integrated markets than the mobile handset market.

2.	You state that the litigation investment firm 1624 PV, LLC will likely receive a “portion of our proceeds” and that their compensation is subject to a maximum. In light of the importance of such litigation proceeds to your current business plan, please provide greater clarity regarding the impact such compensation will have on whatever proceeds you may receive from future litigation. You need not disclose an exact amount of or percentage for determining such compensation, but may instead, for example, provide a range or formula.

In future filings of our Form 10-K, we will revise Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of Part I, to include additional disclosures regarding contingent fees due to third parties.  We respectfully note that the compensation terms in the agreement with 1624 PV, LLC are subject to a confidential treatment order granted by the Securities and Exchange Commission on April 30, 2015.   In addition, at any given time, we may have contingency financing arrangements in place with multiple parties.  Furthermore, the terms of these types of financing arrangements will vary greatly depending upon the amount of financing provided, the specified use of the funds, and the amount of proceeds received, among other factors.  Rather than focus our future discussion solely on the arrangement with 1624 PV, LLC, we believe it would be more meaningful to provide disclosure regarding management’s expectations as to the overall contingent fees that may be payable to third-party litigation funders as well as the law firms representing us in these matters.  We propose adding the following disclosure:

Proceeds from litigation awards and settlements, as well as certain other patent licensing activities, may be reduced by contingent fees owed to law firms and litigation funding parties.  These parties generally require priority reimbursement for out-of-pocket amounts disbursed by them as well as a percentage of the remaining net proceeds.  Management expects that this contingent percentage will vary between 10% and 50% of the remaining net proceeds depending upon a number of factors including the size of the award, the nature and timing of the proceeds, and the amount of the investment by the funding party relative to the cost of the action.  To date, we have not filed any actions covered by our agreement with 1624 PV, LLC (“1624”) or used any of their committed funds.  As a result, we currently have no contingent amounts due to 1624 from any proceeds we might receive.

Securities and Exchange Commission
November 16, 2015

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Cordially,

Paul Lucido

cc:	Ms. Cynthia L. Poehlman